PROSPECTUS SUPPLEMENT NO. 21 (To Prospectus dated May 1, 2006)	Filed pursuant to Rule 424(b)(3) Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 21, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (Registration No. 333-126737).
This prospectus supplement contains our Current Report on Form 8-K relating to our conference call on April 16, 2007. This report was filed with the Securities and Exchange Commission on April 19, 2007. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On April 18, 2007, the closing price of our common stock on the American Stock Exchange was $4.16 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated April 19, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: April 18, 2007
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989 (Commission File No.)	41-1719250 (IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
5420 Feltl Road
Minnetonka, Minnesota 55343
(Address of principal executive offices)
952-426-6140
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition
Item 8.01 Other Events
Item 9.01 Financial Statements and Exhibits
SIGNATURES

Item 2.02 Results of Operations and Financial Condition
     On April 18, 2007, the company issued a press release regarding preliminary net sales results for the quarter and full fiscal year ended March 31, 2007. The press release summarizes the key matters discussed publicly during the company’s conference call (previously publicized in accordance with Regulation F-D) held on April 16, 2007.
Item 8.01 Other Events
     The press release described above also includes other business information regarding the company, including a description of strategic objectives for fiscal 2008 and net sales projections for fiscal 2008.
Item 9.01 Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated April 18, 2007 (filed herewith, except as to the information included in such press release regarding unaudited net sales for the quarter and full fiscal year ended March 31, 2007, which information is furnished herewith).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 18, 2007

Uroplasty, Inc.
By /s/ David B. Kaysen
David B. Kaysen, President and
Chief Executive Officer

Exhibit 99.1
NEWS RELEASE
UROPLASTY ANNOUNCES FISCAL YEAR 2008 STRATEGIC OBJECTIVES
AS WELL AS ESTIMATED REVENUES FOR FISCAL 2007
AND PROJECTIONS FOR FISCAL 2008
     MINNEAPOLIS, MN, April 18, 2007 — Uroplasty, Inc. (AMEX: UPI) today summarized the key matters discussed publicly during the company’s previously publicized conference call held on April 16. A digital recording of that conference continues to be available at toll free telephone number 1-877-519-4471 (ID number 867-5221) through May 15, 2007.
     Strategic Objectives for Fiscal 2008 (Beginning April 1, 2007). During the conference call, David B. Kaysen, President and CEO of Uroplasty, identified the following five key fiscal 2008 strategic objectives for the company:
     1. U.S. Sales Growth. Mr. Kaysen noted that the company’s key focus will be on aggressively growing its Urgent® PC product sales aimed at overactive bladder patients. In addition, he stated that, in May, the company plans to introduce its Macroplastique® bulking agent into the U.S. market. Mr. Kaysen emphasized that revenue growth in the U.S., particularly for the Urgent PC product, is critical to the company’s overall growth during the 2008 fiscal year.
     2. Restructuring of the U.S. Sales Organization. Mr. Kaysen reported that during fiscal 2007, the company focused on building a large sales structure made up mostly of independent sales representatives. Based on this experience, he indicated that the company has initiated a restructuring program with its U.S. sales organization to directly employ more sales people and streamline the number of independent representatives.
     3. I-Stop™ Sling Distribution. Mr. Kaysen reiterated the company’s previously announced decision to discontinue distribution of the I-Stop sling in the United States (but not in the United Kingdom) to allow the company to focus on its key products in the U.S. (the Urgent PC and Macroplastique products).
     4. European Initiatives. Mr. Kaysen noted that the company’s business in Europe has been a historical key to the company’s success. He reported that management does not expect future growth in Europe to occur at as fast a rate as anticipated for the United States because of unique reimbursement issues in Europe and the United Kingdom. He noted that the company plans in June to introduce in Europe and the UK its Sensor Q™ urodynamic testing system aimed at office-based gynecologists. This product is designed to allow testing of the level of stress incontinence, which the company believes may drive additional indications for its Macroplastique bulking agent.
     5. Clinical Study Efforts. Mr. Kaysen also described the company’s efforts from a clinical perspective to limit clinical studies to those that either drive short-term revenue or are required for specific responses to regulatory agencies.
     Preliminary Fiscal 2007 Financial Results. During the conference call, Mahedi A. Jiwani, Uroplasty’s Chief Financial Officer, reported certain unaudited financial results for the company’s full fiscal 2007 year and the fourth quarter of fiscal 2007.
     Mr. Jiwani indicated that, for the fourth quarter ended March 31, 2007, unaudited net sales were approximately $2.6 million, a 94% increase over the $1.3 million of net sales for the same period in fiscal 2006. Mr. Jiwani stated that this increase represented an 83% improvement over the same period in fiscal 2006 after excluding the impact of fluctuations in foreign currency exchange rates. He attributed sales of the company’s Urgent PC product to approximately one-half of the sales growth for the fourth quarter of fiscal 2007 over the same period in fiscal 2006. He also reported that fourth quarter sales to U.S. customers increased by approximately $700,000 as compared to $31,000 in the same period in fiscal 2006.

     For the full fiscal year ended March 31, 2007, Mr. Jiwani reported unaudited net sales of approximately $8.3 million, a 35% increase over the $6.1 million of net sales for fiscal 2006. Mr. Jiwani stated that this increase represented a 29% improvement over fiscal 2006 after excluding the impact of fluctuations in foreign currency exchange rates. He attributed sales in the United States to approximately 63% of the sales growth for fiscal 2007 over fiscal 2006.
     Restructuring and Related Costs. Mr. Jiwani noted that, with respect to the termination of I-Stop sling sales, the company expects to incur an approximately $200,000 charge in writing off the I-Stop inventory. He also reviewed the previously announced closing of the company’s Eindhoven (The Netherlands) manufacturing operation and consolidation of worldwide manufacturing operations into the company’s corporate headquarters in Minnesota. He noted that the company expects to incur a restructuring charge of about $40,000 primarily related to severance pay in the fourth fiscal quarter of 2007. He also reported that the company expects additional charges of between $150,000 and $200,000 for exit costs related to Eindhoven leased facility. Mr. Jiwani stated that the company expects to save about $400,000 in annual on-going costs after the transition period.
     Mr. Jiwani also reported that the company expects its CystoMedix technology asset acquisition transaction to add about $800,000 of non-cash charges each fiscal year over the next six years for amortization of intangible assets.
     Fiscal 2008 Projections. Mr. Jiwani reported that the company now projects its net sales for fiscal 2008 to be in the range of $11.5 to $12.5 million. He indicated that this projection is up from the company’s earlier projection of $11 million and represents a year-over-year sales growth in the range of 40 to 50 percent. He stated that the company expects sales in the U.S. to be the primary contributor to this projected sales growth, noting that management anticipates that Urgent PC sales will continue to grow at a double digit rate both in and outside of the United States. He also stated that, in the U.S., the company expects continued quarterly sequential growth.
     Based on the company’s recent cost reduction measures, including consolidation of manufacturing operations and reduction in purchased material costs, as well as avoidance of future royalty payments to CystoMedix after completion of the asset acquisition, Mr. Jiwani projected that the company’s break even level for operating profit (after excluding non-cash charges for stock-based compensation and amortization of intangibles) requires net sales of between $14 and $15 million. He indicated that this sales level is below the previous break even estimate of $18 million.
***
     Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our minimally invasive products treat urinary and fecal incontinence, symptoms of overactive bladder and vesicoureteral reflux. Additionally, some of our soft-tissue bulking agent products are used for the treatment of vocal cord rehabilitation and for augmentation or restoration of soft tissue defects in plastic surgery indications. Some of our products are not approved for use in the U.S.
     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact

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of technological innovation and competition; acceptance of our products by physicians and patients; our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price. We cannot assure that we will achieve our currently projected fiscal 2008 sales, cost savings or profitability or grow our Urgent PC sales as currently anticipated. Uroplasty undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.
     FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Kaysen, President & CEO, or Medi Jiwani, Vice President, CFO and Treasurer.
UROPLASTY, INC.
5420 Feltl Road
Minnetonka, Minnesota 55343
Tel: 952.426.6140
Fax: 952.426.6199

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